UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-42678

JBS N.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Stroombaan 16, 5th Floor,

1181 VX, Amstelveen, Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒      Form 40-F: ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	AGM 2026 – Agenda and Explanatory Notes
99.2	AGM 2026 – Notice of The Annual General Meeting of JBS N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2026

JBS N.V.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Chief Financial Officer

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